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                                                                      EXHIBIT 8

Article Sixth of Shorewood's Certificate of Incorporation as amended to date:

        Sixth: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law, Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit.